UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-33135

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Regional Health Properties, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

454 Satellite Boulevard NW, Suite 100

(Address of Principal Executive Office (Street and Number))

Suwanee, Georgia 30024

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Regional Health Properties, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2018 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense because, for the reasons discussed below, additional time is needed to finalize the Annual Report and furnish the XBRL Interactive Data File exhibits required by Item 601(b)(101) of Regulation S-K.

On March 29, 2019, the Company and certain of its subsidiaries entered into a second amended and restated Forbearance Agreement (the “Second A&R Forbearance Agreement”) with Pinecone Realty Partners II, LLC (“Pinecone”) pursuant to which Pinecone agreed, subject to the terms and conditions set forth in the Second A&R Forbearance Agreement, to forbear for a specified period of time from exercising its default-related rights and remedies (including the acceleration of the outstanding loans and charging interest at the specified default rate) with respect to specified events of default (the “Specified Defaults”) under the Loan Agreement, dated as of February 15, 2018, among the Company and certain of its subsidiaries and Pinecone (the “Loan Agreement”).  The forbearance period under the Second A&R Forbearance Agreement is from March 29, 2019 to October 1, 2019, unless the forbearance period is earlier terminated as a result of specified termination events, including a default or event of default under the Loan Agreement (other than any Specified Defaults) or any failure by the Company or its subsidiaries to comply with the Second A&R Forbearance Agreement. The forbearance period under the prior forbearance agreement expired according to its terms on March 14, 2019.

The Second A&R Forbearance Agreement requires, among other things, that the Company undertake transactions whose effect would be to extinguish the principal and fees owed under the Loan Agreement. The Company’s ability to complete the transactions contemplated by the Second A&R Forbearance Agreement will impact the Company’s conclusion with respect to its ability to continue as a going concern (as such term is used in FASB Accounting Standards Codification Subtopic No. 205-40, Presentation of Financial Statements–Going Concern) and related disclosures to be included in the Annual Report. The Company is actively working to complete these transactions and intends to file the Annual Report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brent Morrison	678	869-5116
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to reasonably estimate its results of operations because, due to the ongoing negotiations and related administrative activities to complete the transactions discussed above, the Company’s liquidity assessment is not yet complete.

Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, the Company’s expectations as to the filing of the Annual Report. These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, that the Company may not comply with conditions in the Second A&R Forbearance Agreement and specifically may not complete certain transactions contemplated thereby; that the completion and filing of the Annual Report will take longer than expected; and that the Company will be unable to file the Annual Report within the extension period of 15 calendar days provided under Rule 12b-25 of the Exchange Act. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law.

REGIONAL HEALTH PROPERTIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2019	By:	/s/ Brent Morrison
		Name:	Brent Morrison
		Title:	Chief Executive Officer (principal executive officer) and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.